UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              CSK Auto Corporation
                            ------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   125965103
                                 (CUSIP Number)

                               Michael A. Karsch
                       c/o Karsch Capital Management, LP
                              110 East 59th Street
                                   22nd Floor
                               New York, NY 10022
                                 (212) 507-9782
                              --------------------
          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               February 20, 2007
                                   ---------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 125965103
--------------------------------------------------------------------------------
      1 NAME OF REPORTING PERSONS                  Karsch Capital Management, LP
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
      2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
      3 SEC USE ONLY
--------------------------------------------------------------------------------
      4 SOURCE OF FUNDS*   AF
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                  |_|
--------------------------------------------------------------------------------
      6 CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware
--------------------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER                          0
SHARES          ----------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER                        4,096,830
OWNED BY        ----------------------------------------------------------------
THE               9    SOLE DISPOSITIVE POWER                            0
REPORTING       ----------------------------------------------------------------
PERSON WITH       10   SHARED DISPOSITIVE POWER                   4,096,830
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY            4,096,830
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW           |_|
                (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT            9.4%
                IN ROW (11)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*                         PN, IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
CUSIP No. 125965103
--------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSONS                  Karsch Management GP, LLC
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
      3    SEC USE ONLY
--------------------------------------------------------------------------------
      4    SOURCE OF FUNDS*     AF
--------------------------------------------------------------------------------
      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 |_|
--------------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware
--------------------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER                          0
SHARES          ----------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER                        4,096,830
OWNED BY
THE             ----------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER                     0
PERSON WITH     ----------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER                   4,096,830
--------------------------------------------------------------------------------
                  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY     4,096,830
                      THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW           |_|
                 (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                       9.4%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*                         OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
CUSIP No. 125965103
--------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSONS                          Michael A. Karsch
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
      3    SEC USE ONLY
--------------------------------------------------------------------------------
      4    SOURCE OF FUNDS*     AF
--------------------------------------------------------------------------------
      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 |_|
--------------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION                   United States
--------------------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER                           0
SHARES          ----------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER                        4,096,830
OWNED BY        ----------------------------------------------------------------
THE               9    SOLE DISPOSITIVE POWER                            0
REPORTING       ----------------------------------------------------------------
PERSON WITH       10    SHARED DISPOSITIVE POWER                  4,096,830
--------------------------------------------------------------------------------
      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                 4,096,830
           THE REPORTING PERSON
--------------------------------------------------------------------------------
      12   CHECK BOX IF THE AGREGATE AMOUNT IN ROW                |_|
           (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
      13   PERCENT OF CLASS REPRESENTED BY AMOUNT
           IN ROW (11)                                            9.4%
--------------------------------------------------------------------------------
      14   TYPE OF REPORTING PERSON*                              IN
--------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT

This Amendment No. 2 ("Amendment") amends the Schedule 13D filed on October 10, 2006 by Karsch Capital Management, LP ("Karsch Capital"), Karsch Management GP, LLC and Michael A. Karsch (collectively, the "Reporting Persons") as amended by Amendment No. 1 to Schedule 13D on October 24, 2006 (as amended, the "Schedule 13D"), relating to the shares of common stock, par value $.01 per share, of CSK Auto Corporation, a Delaware corporation (the "Issuer"), in the following respects only:

ITEM 4.    PURPOSE OF TRANSACTION.

The securities of the Issuer covered by this Schedule 13D (the "Shares") were originally acquired by Karsch Capital for purposes of investment in the ordinary course of its business. Subsequently, Karsch Capital reevaluated the role it intended to play with respect to the Issuer and has had a discussion with management and a member of the Board of Directors of the Issuer (the "Board") concerning various operational and financial aspects of the Issuer and various ways of maximizing stockholder value. Karsch Capital believes that the Shares are undervalued at their current market level and formerly believed that the Issuer should actively pursue a sale of the entire company once it has completed its pending restatement of certain of its past financial statements and becomes current with its SEC reporting obligations. Karsch Capital communicated that view to the Board by letter dated October 9, 2006 which is attached to this
Schedule 13D as Exhibit 2.

On October 23, 2006, Karsch Capital sent a second letter to the Board requesting that the Issuer include in its proxy materials for the next annual meeting of stockholders a proposal that the company immediately hire an investment banking firm to pursue a sale of the Issuer. While Karsch Capital acknowledged that it has not held the Shares for more than one year such that it would be entitled to have its proposal included in the Issuer's proxy materials, it requested that the Board include the proposal in the Issuer's proxy materials voluntarily. A copy of the letter dated October 23, 2006 from Karsch Capital to the Board is attached to this Schedule 13D as Exhibit 3. The Issuer has since informed the SEC that it does not intend to voluntarily include Karsch Capital's stockholder proposal in its proxy materials for the next annual meeting of stockholders and has asked the SEC to confirm that it would take no action against the Issuer if it does so.

On February 20, 2007, Karsch Capital sent another letter to the Board in which it revised the timing of its request that the Issuer actively pursue a sale of the entire company. The Issuer has announced that it expects to complete its financial restatement by the end of March 2007, and Karsch Capital now believes that the Issuer should initiate a sale process immediately. A copy of Karsch Capital's letter to the Board dated February 20, 2007, is attached to this
Schedule 13D as Exhibit 4.

From time to time Karsch Capital, its management and representatives may have other discussions with members of the Board, or with management, the full Board and other stockholders of the Issuer concerning operational and financial aspects of the Issuer and various ways of maximizing stockholder value. In addition, Karsch Capital may make additional proposals to the Board, seek to change the composition of and/or seek representation on the Board and solicit proxies or written consents from other stockholders of the Issuer.

Karsch Capital intends to review on a continuing basis its investment in the Issuer and its business, prospects and financial condition. Based on such continuing review, alternative investment opportunities available to Karsch Capital and all other factors deemed relevant, including, without limitation, the market for and price of the Shares, offers for the Shares, general economic conditions and other future developments, Karsch Capital may decide to sell or seek the sale of all or part of the Shares or to increase its holdings of in the Common Stock of the Issuer, engage in short selling of, or in hedging or similar transactions with respect to, the Shares and/or otherwise change its intention with respect to any and all matters referred to in this Item 4.

Except for the actions referred to in the preceding paragraphs of this Item, Karsch Capital currently has no plans or proposals that would relate to or result in of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of Schedule 13D is hereby amended and restated as follows:

Exhibit 1  Joint Filing Agreement (incorporated by reference to 1 of the
           Schedule 13D)


Exhibit 2 Letter dated October 9, 2006 from Karsch Capital to the Board of Directors of CSK Auto Corporation (incorporated by reference to
           Exhibit 2 of the Schedule 13D)

Exhibit 3 Letter dated October 23, 2006 from Karsch Capital to the Board of Directors of CSK Auto Corporation (incorporated by reference to
           Exhibit 3 of the Schedule 13D)

Exhibit 4 Letter dated February 20, 2007 from Karsch Capital to the Board of Directors of CSK Auto Corporation

                              S I G N A T U R E S

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 21, 2007

KARSCH CAPITAL MANAGEMENT, LP              KARSCH MANAGEMENT GP, LLC
By: Karsch Management GP, LLC
    General Partner

By:    /s/  Michael A. Karsch              By:    /s/  Michael A. Karsch
       ----------------------                     ---------------------
       Michael A. Karsch                          Michael A. Karsch
       Managing Member                            Managing Member


       /s/  Michael A. Karsch
       ----------------------
       Michael A. Karsch



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